UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 13, 2024

Commission File Number: 001-40377

Valneva SE
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive offices)
Thomas Lingelbach
Chief Executive Officer, Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France
Tel: +33 2 28 07 37 10

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 13, 2024, the Registrant announced its results from the six months ended June 30, 2024, including the report and unaudited interim condensed consolidated financial statements included in this Form 6-K. Additionally, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-266839).

Exhibits
Exhibit 99.1	Press Release dated August 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: August 13, 2024	/s/ Thomas Lingelbach Thomas Lingelbach Chief Executive Officer and President

H1 2024

HALF-YEAR FINANCIAL REPORT

JANUARY 1 TO JUNE 30, 2024

August 13, 2024

VALNEVA SE
Campus Bio-Ouest
6 rue Alain Bombard
44800 Saint-Herblain, France
www.valneva.com

valneva

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

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GENERAL INTRODUCTORY COMMENTS AND DISCLAIMER
In this interim financial report, unless stated otherwise, the terms “Company”, “Valneva” and “Group” refer to Valneva SE and its subsidiaries.
This interim financial report contains forward-looking statements about the Company’s targets and forecasts, especially in chapter “I.4 Operational and Strategic Outlook 2024”. Such statements are based on data, assumptions and estimates that the Company considers reasonable.
All forward-looking statements in this interim financial report are subject to change or adjustments as a result of uncertainties inherent in all research and development activities, as well as the economic, financial, competitive and regulatory environment. In addition, the Company’s business activities and its ability to meet its targets and forecasts may be affected if some of the risk factors described in chapter “I.5 Risk Factors” of this interim financial report, or any unexpected developments, arise.
Investors are urged to pay careful attention to the risk factors set forth in chapter “I.5 Risk Factors” of this interim report before making any investment decision. The risks presented in this interim report are those the Company considers to be the most significant for the second half of 2024 and are not all of the risks that the Company faces during this period or beyond. One or more of these risks may have an adverse effect on the Company’s activities, condition, the results of its operations or on its targets and forecasts. Furthermore, other risks not yet identified or considered as significant by the Company could have the same adverse effects, and investors may lose all or part of their investment.
Forward-looking statements, targets and forecasts shown in this interim financial report may be affected by risks, either known or unknown uncertainties and other factors that may lead to the Company’s future results of operations, performance and achievements differing significantly from the stated or implied targets and forecasts. These factors may include changes in economic or trading conditions and regulations, as well as the factors set forth in chapter “I.5 Risk Factors” of this interim report as well as those risks and uncertainties discussed or identified in Valneva’s public filings with the “Autorité des Marchés Financiers" (AMF) in France, including those listed in the Company’s 2023 Universal Registration Document filed with the AMF on March 22, 2024, which is available on the websites of the Company and the AMF, and public filings and reports filed with the U.S. Securities and Exchange Commission (SEC), including the Company’s 2023 annual report on Form 20-F available on the SEC’s website.
References to Valneva’s website and social media accounts are included for information only and the content contained therein, or that can be accessed through, Valneva’s website and these social media accounts is not incorporated by reference into this report and does not constitute a part of this report.

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I. MANAGEMENT REPORT
1 Overview
Valneva is a specialty vaccine company that develops, manufactures and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. The Company takes a highly specialized and targeted approach, applying its deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
The Company has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
The commercial business is expected to be cash-generative from 2025 and revenues are expected to grow approximately two-fold over the next three to four years. Revenues from the commercial business are therefore anticipated to financially support the continued advancement of the Company’s current and future R&D pipeline. This pipeline includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the most clinically advanced Shigella vaccine candidate as well as a vaccine candidate against the Zika virus.
Valneva has over 700 employees across its operations in Austria, Sweden, the United Kingdom, France, Canada and the U.S. For more information, visit www.valneva.com and follow the Company on LinkedIn.

2 Operational Review
2.1 Vaccine Research & Development (R&D)
Valneva’s pipeline is composed of differentiated vaccine candidates at various stages of research and development. The Company aims to develop vaccine candidates that are either first-, best- or only-in-class and address unmet needs in infectious diseases.
Each of these assets are differentiated product candidates that either target diseases currently lacking a preventative or effective therapeutic treatment option or that the Company believes may have meaningful advantages relative to existing vaccine solutions or treatment options.
Valneva strives to develop products towards marketing approval and commercialization either in-house, as illustrated by its chikungunya vaccine, or through strategic licensing or partnering, as illustrated by its collaboration with Pfizer for its Lyme disease vaccine candidate VLA15 and with LimmaTech Biologics for its Shigella vaccine candidate.
Lyme Disease Vaccine Candidate – VLA15
Overview of Lyme Disease
Lyme disease is a systemic infection caused by Borrelia burgdorferi bacteria transmitted to humans by infected Ixodes ticks1. It is considered the most common vector-borne illness in the Northern Hemisphere2.
While the true incidence of Lyme disease is unknown, it is estimated to annually affect approximately 476,000 people in the United States and 130,000 people in
1 Stanek et al. 2012, The Lancet 379:461–473
2 Gern L, Falco RC. Lyme disease. Rev Sci Tech. 2000 Apr;19(1):121-35

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Europe3,4. Research suggests that Lyme disease cases may rise 92% by 2100 in the U.S. due to climate change5. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the U.S. alone6.
The transmission of Lyme disease infection is well understood and documented. Borrelia bacteria colonize in the salivary glands of ticks. When a tick attaches for feeding, it injects its saliva into the human or animal host, bringing along antihistamines, cytokine blockers, anticoagulants and, in the case of an infected tick, Borrelia bacteria.
Early symptoms of Lyme disease (such as a gradually expanding erythematous rash called erythema migrans or more nonspecific symptoms like fatigue, fever, headache, mild stiff neck, arthralgia, or myalgia) can often be overlooked or misdiagnosed as they are often associated with other, often less severe, illnesses. Left untreated, the disease can disseminate and cause more serious complications affecting the joints (arthritis), the heart (carditis) or the nervous system7. The medical need for vaccination against Lyme disease is steadily increasing as the geographic footprint of the disease widens8.
VLA15 Vaccine Candidate
Valneva and its partner, Pfizer, are developing a multivalent protein subunit vaccine candidate that targets the bacteria that cause Lyme disease. VLA15 is designed to prevent Lyme disease by generating antibodies against the outer surface protein A (OspA) on the surface of Borrelia, killing the bacteria before it can be transmitted from the infected tick to the human host. The program was granted Fast Track designation by the FDA in July 20179 and, in April 2020, Valneva announced a collaboration with Pfizer for late clinical development and commercialization of VLA1510. In June 2022, the terms of this collaboration were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the updated11 terms of the collaboration agreement, Pfizer will fund 60% of the remaining shared development costs compared to 70% in the initial agreement. Valneva will receive tiered royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement, which will be complemented by up to $100 million in milestones payable to us based on cumulative sales. Other development and early commercialization milestones were unchanged, of which $143 million remain to date.
Valneva and Pfizer reported results for the Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which high levels of antibodies against all six strains were observed12,13,14. These include the announcement in September 2023 of positive Phase 2 pediatric and adolescent immunogenicity and safety data following a booster vaccination with VLA15. These results showed a strong anamnestic antibody response for all serotypes in pediatric (5 to 11 years of age) and adolescent participants (12 to 17 years of age), as well as in adults (18 to 65 years of age), one month after administration of a booster dose (month 19). Depending on the primary schedule they received (month 0-2-6 or month 0-6), participants seroconverted after the booster dose, yielding seroconversion rates (SCRs) of 95.3% and 94.6% for all outer surface protein A (OspA) serotypes in all age groups, respectively. Additionally, OspA antibody titers were significantly higher one month after the booster dose compared to one month after the primary schedule with 3.3- to 3.7-fold increases (Geometric Mean Fold Rises) in adults, 2.0- to 2.7- fold increases in adolescents and 2.3- to 2.5-fold increases in children for all serotypes. The safety and tolerability profile of VLA15 after a booster dose was consistent with previous studies as the vaccine candidate was well tolerated in all age groups regardless of the primary vaccination schedule. No vaccine-related serious adverse events (SAEs) and no safety concerns were observed by an independent Data Safety Monitoring Board (DSMB).
Results of Phase 2 trials VLA15-201 and VLA15-202 were published in the peer-reviewed medical journal, the Lancet Infectious Diseases, in June 202415. 18-month Phase 2 booster results were also published in the same journal16 in July 2024.
In August 2022, the companies initiated a Phase 3 clinical study, "Vaccine Against Lyme for Outdoor Recreationists (VALOR)", to investigate the efficacy, safety and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States, Canada and Europe17. The study is designed to follow vaccinated participants over two consecutive tick seasons.
In December 2023, Valneva and Pfizer reported recruitment completion for the study, with the enrollment of 9,437 participants five years of age and older18. In July 2024, the companies announced the completion of the primary vaccination series (three vaccine doses)19. Approximately 50% of participants have already received a booster vaccination approximately one year after vaccination with the first three doses. The remaining participants will
3 Burn L, et al. Incidence of Lyme Borreliosis in Europe from National Surveillance Systems (2005–2020). April 2023. Vector Borne and Zoonotic Diseases. 23(4): 156–171.
4 Kugeler KJ, et al. Estimating the frequency of Lyme disease diagnoses—United States, 2010-2018. February 2021. Emergency Infectious Disease. 27(2).
5 Lyme disease cases may rise 92 per cent in US due to climate change
6 Lyme Disease Costs Up to $1.3 Billion Per Year to Treat, Study Finds
7 Sykes RA, et al. An estimate of Lyme borreliosis incidence in Western Europe. Journal of Public Health 2017; 39(1): 74-81
8 Center for Disease Control and Prevention. Lyme Disease. Data and Surveillance. April 2021. Available at: https://www.cdc.gov/lyme/datasurveillance/index.html?CDC_AA_refVal=https%3A%2F%2Fwww.cdc.gov%2Flyme%2Fstats%2Findex.html Accessed July 2022.
9 Valneva Receives FDA Fast Track Designation for its Lyme Disease Vaccine Candidate VLA15
10 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15
11 Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15
12 Valneva and Pfizer Report Six-Month Antibody Persistence Data in Children and Adults for Lyme Disease Vaccine Candidate
13 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate
14 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate
15 https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(24)00175-0/abstract
16 https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(24)00372-4/abstract
17 Pfizer and Valneva Initiate Phase 3 Study of Lyme Disease Vaccine Candidate VLA15 - Valneva
18 https://valneva.com/press-release/pfizer-and-valneva-complete-recruitment-for-phase-3-valor-trial-for-lyme-disease-vaccine-candidate-vla15/
19 https://valneva.com/press-release/phase-3-valor-lyme-disease-trial-valneva-and-pfizer-announce-primary-vaccination-series-completion/

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receive their booster doses next year as planned for the 2025 tick season.

Completion of the VALOR trial is still expected by the end of 2025, with the aim for Pfizer to submit a Biologic License Application (BLA) to the FDA and a Marketing Authorization Application (MAA) to the EMA in 2026, subject to positive data.
Shigella Vaccine Candidate – V4S
Overview of Shigellosis
Shigellosis is a global health threat caused by the Gram-negative Shigella bacteria. It is estimated that up to 165 million infections are due to Shigella of which 62.3 million occur in children younger than five years. Diarrheal infection is one of the major causes of morbidity and mortality in numerous countries as well as in travelers and deployed military personnel in endemic regions. There are an estimated 600,000 deaths attributed to Shigella each year and it is the second leading cause for diarrheal deaths . The standard treatment for shigellosis is oral rehydration and antibiotic therapy, however, the bacteria have acquired resistance to many antibiotics with numerous reports of outbreaks of multidrug-resistant strains, making treatment extremely difficult. Currently, no licensed Shigella vaccine is available. Shigella vaccines has been identified as a priority by the World Health Organization (WHO). Shigellosis also affects international travelers from high-income countries and deployed military personnel in endemic regions. The global market for a vaccine against Shigella is estimated to exceed $500 million annually .

S4V Vaccine Candidate
Valneva recently entered into a strategic partnership and exclusive licensing agreement with LimmaTech Biologics AG for the development, manufacturing and commercialization of Shigella4V (S4V), a tetravalent bioconjugate vaccine candidate against shigellosis20.
Under the terms of the agreement with Valneva, LimmaTech will receive an upfront payment of €10 million and be eligible to receive additional regulatory, development and sales-based milestone payments of up to €40 million as well as low double-digit royalties on sales. LimmaTech will conduct a Phase 2 Controlled Human Infection Model (CHIM) and a Phase 2 pediatric study in LMICs. Both clinical trials are expected to begin in the second half of 2024. Valneva will assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for its commercialization worldwide if approved.
In February 2024, LimmaTech reported positive interim Phase 1/2 data for the S4V vaccine candidate21, including a favorable safety and tolerability profile as well as robust data on immunogenicity against the four most common pathogenic Shigella serotypes, S. flexneri 2a, 3a, 6, and S. sonnei . The results of the completed Phase 1/2 study confirmed the interim data.

Zika Vaccine Candidate – VLA1601
Overview of Zika Virus
Zika is a mosquito-borne viral disease caused by the Zika virus, a flavivirus transmitted by Aedes mosquitoes22. Disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, since 2015, in the Americas. According to the World Health Organization (WHO), there is scientific consensus that Zika is a cause of microcephaly and Guillain-Barré syndrome23. Between 2015 and January 2018, over 500,000 cases of suspected Zika infection, as well as many cases of the congenital syndrome associated with Zika, were reported by countries and territories in the Americas, according to the WHO. In addition, the first local mosquito-transmitted Zika virus disease cases were reported in Europe in 2019 and Zika virus outbreak activity was detected in India in 2021.
Zika virus transmission persists in several countries in the Americas and in other endemic regions. To date, a total of 89 countries and territories have reported evidence of mosquito-transmitted Zika virus infection; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat.
VLA1601 Vaccine Candidate
VLA1601 is a highly purified inactivated, adjuvanted vaccine candidate against the Zika virus (ZIKV). It is being developed on the original manufacturing platform of Valneva’s licensed Japanese Encephalitis vaccine IXIARO®, which was further optimized to develop the Company’s inactivated, double-adjuvanted COVID-19 vaccine VLA2001, the first one to receive an ordinary marketing authorization in Europe24.
Valneva reported positive topline results for VLA1601 from a first-in-human study in November 201825 but decided, at the time, to focus on its two leading vaccine candidates against chikungunya and Lyme disease.
Valneva re-initiated clinical development with a second generation vaccine candidate in March 202426, with further program evaluation to be conducted subject to data, medical need and market prospects. The randomized, placebo-controlled, Phase 1 trial, VLA1601-102, will investigate the safety and immunogenicity of VLA1601 and is planned to enroll approximately 150 participants aged 18 to 49 years in the United States. Participants will receive a low, medium or high dose of VLA1601. In addition, the low dose of VLA1601 will be evaluated with an additional adjuvant. Topline data from the trial are expected in the first half of 2025.

The decision to re-initiate the program was based on the persistence of Zika transmission in several countries27, the possibility to leverage the Company’s existing inactivated viral platform and potentially its expertise in accelerated regulatory pathways, as well as VLA1601’s compelling Target Product Profile (TPP).
The Zika virus vaccine TPP issued by WHO/UNICEF28 has called for an inactivated whole virus vaccine adjuvanted with alum for a target population of women of reproduct
20https://valneva.com/press-release/valneva-and-limmatech-enter-into-a-strategic-partnership-to-accelerate-the-development-of-the-worlds-most-clinically-advanced-tetravalent-shigella-vaccine-candidate/?lang=fr
21 https://lmtbio.com/wp-content/uploads/2024/02/20240221_LimmaTech_Shigella-Interim-Data-PR_Final.pdf
22 https://www.cdc.gov/zika/transmission/index.html
23 http://www.who.int/mediacentre/factsheets/zika/en/
24 Valneva Receives Marketing Authorization in Europe for Inactivated Whole-Virus COVID-19 Vaccine VLA2001 - Valneva
25 Emergent Biosolutions and Valneva Report Positive Phase 1 Results for Their Vaccine Candidate Against the Zika Virus - Valneva
26 https://valneva.com/press-release/valneva-initiates-phase-1-trial-of-second-generation-zika-vaccine-candidate/
27 Zika virus disease (who.int)
28 Target product profile - Zika vaccine.pdf (unicef.org)

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ive age, which may include pregnant women, and a secondary target population of adolescent and adult males.
The Zika virus disease is on the list of tropical diseases that could qualify for a U.S. FDA Priority Review Voucher29.
Pre-clinical Vaccine Candidates
Valneva continues to progress selected pre-clinical assets to further strengthen its future clinical pipeline.
In preclinical R&D, the Company is currently prioritizing VLA2112, a vaccine candidate targeting the Epstein-Barr virus (EBV). EBV is a ubiquitous human pathogen that can cause infectious mononucleosis30 and is strongly associated with the development of several types of cancer31 and multiple sclerosis32.
Other early-stage activities include vaccine candidates against different enteric diseases.
2.2 Marketed products
Valneva commercializes its three proprietary travel vaccines IXIARO®/JESPECT®, DUKORAL® and IXCHIQ®. Sales from these products are complemented by sales from the distribution of third-party products in markets where Valneva operates its own marketing and sales infrastructure (United States, Canada, Nordic countries, United Kingdom, Austria and France).
Valneva’s sales in the first half of 2024 were €68.3 million compared to €69.7 million in the first half of 2023. 2023 first half sales included €5.7 million of COVID-19 vaccine sales and 2024 third party sales were affected by supply constraints. Valneva expects that third-party sales will gradually wind down to less than 5% of its total sales by 2026/2027, allowing the Company to improve gross margins.
Japanese encephalitis vaccine (IXIARO®/JESPECT®)
IXIARO®, or JESPECT® in Australia and New Zealand, is a Vero cell culture-derived inactivated Japanese encephalitis vaccine and is the only Japanese encephalitis vaccine currently approved for use in the United States, Canada and Europe. IXIARO® is indicated for active immunization against Japanese encephalitis in adults, adolescents, children and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for Japanese encephalitis. The pediatric indication of IXIARO® was granted Orphan Drug designation by the FDA. Japanese encephalitis virus, or JEV, is spread by mosquitos and is the most important cause of viral encephalitis in Asia and the Western Pacific.
Since the approval of IXIARO®/JESPECT® in 2009, the vaccine label has been extended by the EMA and the FDA for use in children from the age of two months. In addition, an accelerated, alternative vaccination schedule (seven days apart) for adult travelers (18-65 years) was approved by the EMA in 2015 as well as Health Canada and the FDA in 2018.
In March 2020, the FDA approved the extension of IXIARO®’s shelf life from 24 months to 36 months33, an important achievement supporting supply management flexibility.
For the ten years prior to the COVID-19 pandemic, the Company, together with its marketing and distribution partners, successfully increased sales penetration for IXIARO®. With the lifting of travel restrictions and continued recovery of the private travel market, that historical growth has now resumed.
Valneva distributes IXIARO® directly to the U.S. Department of Defense (DoD) and the Company expects to announce a new contract with the U.S. Defense Logistics Agency (DLA) in the second half of 2024.
In the first half of 2024, IXIARO®/JESPECT® sales increased by 38% to €41.9 million compared to €30.3 million in the first half of 2023, The increase primarily reflects sales to the U.S. military, which were minimal in the first half of 2023, as well as increased sales to travelers.
Cholera / ETEC34 vaccine (DUKORAL®)
Valneva’s cholera vaccine DUKORAL® is an oral vaccine indicated for the prevention of diarrhea caused by Vibrio cholera and/or heat labile toxin producing ETEC, the leading cause of travelers’ diarrhea. The vaccine contains four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances. It is authorized for use in the European Union and Australia to protect against cholera, and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC. DUKORAL® is indicated for adults and children from two years of age who will be visiting endemic areas.
Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004 DUKORAL® was then prequalified by the WHO. Valneva acquired DUKORAL® in 2015 from Janssen Pharmaceuticals as part of the Company’s strategic vision to extend its proprietary travel vaccine portfolio.
In the first half of 2024, DUKORAL® sales were €14.9 million compared to €17.1 million in the first half of 2023. This 13% decrease was due to reduced marketing expenditure while Valneva’s new manufacturing site in Sweden underwent regulatory inspection and approval. The volume decline was partly offset by positive effects from price increases implemented since June 2023.
Chikungunya vaccine (IXCHIQ®)
Chikungunya virus (CHIKV) is a mosquito-borne viral disease, causing fever and severe joint pain, which has been identified in over 110 countries in Asia, Africa, Europe and the Americas35. The medical and economic burden is expected to grow with climate change and as such, the World Hea
29 Tropical Disease Priority Review Voucher Program | FDA
30 https://www.cdc.gov/epsteinbarr/index.html#:~:text=EBV%20can%20cause%20infectious%20mononucleosis,common%20among%20teens%20and%20adults.
31 https://www.cancer.org/healthy/cancer-causes/infectious-agents/infections-that-can-lead-to cancer/viruses.html#:~:text=EBV%20infection%20increases%20a%20person's,some%20cases%20of%20stomach%20cancer.
32 https://www.nih.gov/news-events/nih-research-matters/study-suggests-epstein-barr-virus-may-cause-multiple-sclerosis#:~:text=Infection%20with%20Epstein%2DBarr%20virus,could%20help%20prevent%20multiple%20sclerosis
33 Valneva Announces FDA Approval of IXIARO® Shelf Life Extension to 36 Months; New US Military RFP Issued
34 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
35 https://cmr.asm.org/content/31/1/e00104-16

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lth Organization (WHO) has highlighted chikungunya as a major public health problem36.
IXCHIQ® is the world’s first and only licensed chikungunya vaccine available to address this significant unmet medical need. The vaccine is now approved in the U.S37., Europe38, and Canada39 for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. The U.S. launch is underway while first sales in Canada and Europe are anticipated in the fourth quarter of 2024.
Following adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control and Prevention (CDC) at the beginning of March 2024, Valneva recognized initial sales of €1.0 million in the first half of 2024. Key launch metrics, including stocking and re-stocking across all sales channels, active customer accounts, as well as reimbursement for IXCHIQ® by commercial and MediCare insurance plans continue to track in line with expectations.
In addition to ramping up sales, Valneva is focusing on expanding the vaccine’s label and access. The Company expects marketing authorizations in the UK and Brazil in the second half of 2024 and recently expanded its partnership with CEPI40 to support broader access to the vaccine in Low Middle-Income Countries (LMICs), post-marketing trials and potential label extensions in children, adolescents and pregnant women. CEPI will provide Valneva up to $41.3 million of additional funding over the next five years, with support from the European Union’s (EU) Horizon Europe program.
Based on positive pivotal six-month Phase 3 data reported in May 202441, Valneva expects to file for potential label extensions for use in adolescents aged 12 to 17 years in the second half of 2024. These data show that a single-dose vaccination with IXCHIQ® induce a high and sustained immune response in 99.1% of adolescents, and that the vaccine was generally well tolerated. Conducted in Brazil in collaboration with Instituto Butantan, the trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations.
Additionally, Valneva recently completed enrollment of a Phase 2 pediatric trial, VLA1553-221, in children aged 1 to 11 years42, designed to support a Phase 3 pivotal pediatric study and potential future label extension to this age group.

Third-party distribution
Valneva distributes certain third-party vaccines in countries where it operates its own marketing and sales infrastructure. During the first half of 2024, third-party sales decreased by 37% to €10.5 million compared to €16.5 million in the first half of 2023 as a result of anticipated supply constraints.
The third-party vaccines business supported Valneva’s revenues as a complement to its existing travel vaccine portfolio, especially during the COVID-19 pandemic. However, 2023 third-party sales of more than €35 million yielded only 36% gross margin, diluting Valneva’s overall margins, and the Company therefore decided to focus resources on direct sales of its proprietary products. The Company expects third-party sales to gradually wind down to less than 5% of product sales by 2026/2027, considering the anticipated end to its collaboration with Bavarian Nordic by the end of 2025.
2.3 Other revenues / income
Valneva also derives revenues from collaboration and partnership agreements. The Company’s primary source of collaboration revenues is currently through its research collaboration and license agreement with Pfizer Inc., entered into in April 202043, to co-develop and commercialize the Company’s Lyme vaccine candidate, VLA15. In June 2020, Pfizer paid Valneva a one-time non-refundable upfront payment of $130 million, plus subsequent development milestone payments totaling $35 million.
Per the terms of the agreement, which was last amended in June 202244, Valneva will fund 40% of the remaining shared development costs. Valneva completed its contribution to the Phase 3 development costs in the first half of 2024. Pending approval and commercialization, Pfizer will pay Valneva tiered royalties ranging from 14% to 22%. In addition, Valneva is eligible for up to $100 million in additional milestone payments based on cumulative sales. Other development and early commercialization milestones are unchanged, of which $143 million remain to date.
Other revenues, including revenues from collaborations, licensing and services, amounted to €2.5 million in the first half of 2024 compared to €4.1 million in the first half of 2023.
Other income amounted to €6.4 million in the first half of 2024 compared to €14.0 million in the first half of 2023. Additionally a net gain of €90.8 million from the Priority Review Voucher sale was disclosed in 2024.
2.4 Other Business Updates
Sale of Priority Review Voucher for $103 Million (€95 million)
In February 2024, Valneva sold the Priority Review Voucher (PRV) it received from the U.S. FDA for $103 million (€95 million).
The Company was awarded a tropical disease PRV in November 202345 following U.S. FDA approval of IXCHIQ®, Valneva’s single-dose, live-attenuated chikungunya vaccine. With this approval, IXCHIQ® became the world’s first licensed chikungunya vaccine available to address this unmet medical need.
36 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)
37 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
38 Valneva Receives Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
39 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
40 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
41 Valneva Reports Further Positive Pivotal Phase 3 Data in Adolescents for its Single-Shot Chikungunya Vaccine - Valneva
42 Valneva Vaccinates First Participant in Pediatric Trial of Single-Shot Chikungunya Vaccine - Valneva
43 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15 – Valneva
44 Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15
45 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® – Valneva

8

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Valneva has been investing proceeds from the sale of the PRV into its R&D projects, including the co-development of its Phase 3 vaccine candidate against Lyme disease, additional clinical trials for its chikungunya vaccine IXCHIQ® and the expansion of the Company’s clinical pipeline.
Extension of the Interest-Only Period of Its Debt Facility with Deerfield and OrbiMed
In March 2024, Valneva announced an amendment to its loan agreement (the D&O Loan Agreement) with funds managed by leading U.S. healthcare investment firms Deerfield Management Company and OrbiMed to extend the interest-only period of its existing loan by eighteen months.
Reimbursements of the first $100 million tranche will now start in January 2026 instead of July 2024. This first tranche will continue to mature in the first quarter of 2027. The terms of the second $100 million tranche remain unchanged.
The D&O Loan Agreement was originally signed in February 2020 and has been amended from time to time thereafter, including in January 202146, in April 202247 and August 202348.
Appointment of Dr. Hanneke Schuitemaker, Ph.D., as Chief Scientific Officer (CSO) and Executive Committee member
In May 2024, Valneva announced the appointment of Dr. Hanneke Schuitemaker, Ph.D. as Chief Scientific Officer (CSO) and Executive Committee member, effective June 3, 2024.
Dr. Schuitemaker will focus on accelerating Valneva’s pre-clinical and translational R&D activities in support of the Company’s strategic ambition to provide first-, best- or only-in-class vaccine solutions.
Dr. Schuitemaker brings more than two decades of experience in vaccine discovery and development. She formerly served as Global Head of Viral Vaccine Discovery and Translational Medicine at Johnson & Johnson (J&J), with responsibility for the strategy and execution of vaccine programs on COVID-19, HIV, RSV, Ebola, and multiple other viral disease targets for almost 14 years. Prior to J&J, she worked at Sanquin, The Netherlands’ Blood Supply Foundation, and at Amsterdam University Medical Center, where she conducted research on the pathogenesis of HIV. She has a unique and solid scientific background, which is notably reflected in more than 350 scientific publications.
Appointment of Danièle Guyot-Caparros to Valneva’s Board of Directors
In June 2024, Ms. Danièle Guyot-Caparros was appointed to Valneva’s Board of Directors for a three-year term. Ms. Guyot-Caparros has a proven track record in finance and business operations.
She started her career in Audit and Corporate Finance with PWC specializing in the Chemical/Pharma Industry. In 1992, she joined Rhône-Poulenc-Rorer (later Aventis and Sanofi) where she held several senior finance positions (CFO Global R&D, CFO Europe, Group Planning). She also held responsibilities in business development, pricing, and portfolio management. In 2008, she became Senior Advisor for Deloitte France to support the development of the Life Sciences and Health Care Industry practice.
Ms. Guyot-Caparros is also an experienced non-executive director with a focus on Biotech/Medtech. She sat on Diaxonhit’s (now Eurobio Scientific) and ONXEO’s Board of Directors and chaired Supersonic Imagine’s and ONXEO’s audit committees. In October 2022, she joined the board of DBV Technologies, listed on Euronext Paris and Nasdaq, and is member of its audit committee as well as of its compensation committee.
She is a graduate from ICN (Institut Commercial de Nancy), with a major in finance and accounting. She holds a chartered accountant degree and a certificate of corporate governance/non-executive director from IFA-Sciences-Po.
Appointment of Kendra Wergin as Valneva’s General Counsel
In June 2024, Valneva appointed Kendra Wergin, currently VP Legal and Associate General Counsel at Valneva, as its new General Counsel & Corporate Secretary and member of the Company’s Executive Committee, effective August 1, 2024.
Ms. Wergin is a U.S.-qualified lawyer with expertise in corporate and international law. Prior to joining Valneva in 2020, Ms. Wergin practiced in the corporate group of a major international law firm and the in-house legal team of a Fortune 500 company.
During the past four years, she played a key role in executing on the Company’s strategy, including its Nasdaq listing and subsequent global offerings.
She earned law degrees in the U.S. and France following prior professional experience in the public interest sector.
46 Valneva Announces Amendment to Deerfield and OrbiMed Debt Facility Terms
47 Valneva Announces Upsized Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed
48 Valneva Provides Updated 2023 Financial Guidance – Valneva

9

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
3 Financial Review
Half Year 2024 Financial Review (Unaudited, consolidated under IFRS)
KEY FINANCIAL INFORMATION

	Six months ended June 30,
in € thousand	2024	2023
Total Revenues	70,813	73,743
Product Sales	68,279	69,665
Net profit/(loss)	33,976	(35,046)
EBITDA	56,159	(28,297)
Cash	131,413	204,411
Revenues
Valneva’s total revenues were €70.8 million in the six months ended June 30, 2024 compared to €73.7 million in the six months ended June 30, 2023.
Valneva’s total product sales reached €68.3 million in the six months ended June 30, 2024 compared to €69.7 million in the same period of 2023. The impact of currency fluctuations of €0.1 million was minimal.
Excluding final COVID-19 vaccine sales in the six months ended June 30, 2023, travel vaccine sales show a growth of €4.3 million or 7% year-over-year.
IXIARO®/JESPECT® sales were €41.9 million in the six months ended June 30, 2024 compared to €30.3 million in the six months ended June 30, 2023. The 38% increase primarily reflects sales to the U.S. military, which were minimal in the first half of 2023, as well as increased sales to travelers. The impact of foreign currency movements in IXIARO®/JESPECT® sales was negligible.
DUKORAL® sales were €14.9 million in the six months ended June 30, 2024 compared to €17.1 million in the comparative period of 2023. This 13% decrease was due to reduced marketing investments while Valneva’s new manufacturing site in Sweden underwent regulatory evaluation and approval. Foreign currency fluctuations had an immaterial impact on DUKORAL® sales.
Following adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control (CDC) at the beginning of March 2024, Valneva recognized initial sales for IXCHIQ® of €1.0 million in the first half of 2024.
Third Party product sales were €10.5 million in the six months ended June 30, 2024 compared to €16.5 million in the six months ended June 30, 2023. This 37% decrease was mainly driven by lower sales of Rabipur®/RabAvert® and Encepur®, under the distribution agreement with Bavarian Nordic, due to supply shortages.
Other revenues, including revenues from collaborations, licensing and services amounted to €2.5 million in the six months ended June 30, 2024 compared to €4.1 million in the same period of 2023. The reduction mainly resulted from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan and the divestment of the CTM unit in Sweden in July 2023.

Operating Result and Adjusted EBITDA
Costs of goods and services sold (COGS) were €45.6 million in the six months ended June 30, 2024. The gross margin on commercial product sales, excluding IXCHIQ® amounted to 47.7% compared to 40.0% in the six months ended June 30, 2023. COGS of €17.8 million related to IXIARO® product sales, yielding a product gross margin of 57.5%. COGS of €9.7 million related to DUKORAL® product sales, yielding a product gross margin of 34.8%. Product gross margins are expected to improve in the second half of the year as the supply shortages during the first half have been resolved, Of the remaining COGS in 2024, €7.7 million related to the third-party products distribution business, €4.0 million to IXCHIQ®, €2.1 million to idle capacity costs and €4.6 million to cost of services. In 2023, overall COGS were €53.8 million, of which €48.4 million related to cost of goods and €5.5 million related to cost of services.
Research and development expenses amounted to €29.7 million in the six months ended June 30, 2024, compared to €26.0 million in the six months ended June 30, 2023. This increase was mainly driven by higher costs related to the ongoing transfer of operations into the new Almeida manufacturing facility and higher R&D costs for IXCHIQ®. Marketing and distribution expenses in the first six months of 2024 amounted to €23.2 million compared to €20.0 million in the first six months of 2023. The increase is mainly related to €9.8 million of expenses associated with launch activities for IXCHIQ® (first half of 2023: €7.8 million). In the six months ended June 30, 2024, general and administrative expenses remained stable at €22.8 million after €22.9 million in the same period of 2023. The largest expense categories were employee-related expenses of €10.5 million and consulting and other services of €9.6 million.
During the first half of 2024, a net gain of €90.8 million. from the sale of the PRV was recorded. The gross proceeds of $103 million were reduced by transaction costs as well as contractual payment obligations related to the sale of the PRV.
Other income, net of other expenses decreased to €6.4 million in the six months ended June 30, 2024 from €14.0 million in the six months ended June 30, 2023. In the first half of 2023, Valneva recorded income from grants and tax credits for research and development totaling €14.9 million, of which €8.7 million were awarded by Scottish Enterprise for non-COVID-19 vaccine development (IXCHIQ® and IXIARO®).
Valneva recorded an operating income of €46.7 million in the six months ended June 30, 2024 compared to an operating loss of €35.0 million in the comparative period of 2023. The increase was mainly the result of the PRV sale.

10

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Adjusted EBITDA (as defined below) profit in the six months ended June 30, 2024 was €56.2 million, whereas in the six months ended June 30, 2023 an adjusted EBITDA loss of €28.3 million was recorded.
Net Result
In the six months ended June 30, 2024, Valneva generated a net profit of €34.0 million, mainly resulting from the sale of the PRV in February 2024. This compared to a net loss of €35.0 million in the first half of 2023.
Finance expense and currency effects in the first half of 2024 resulted in a net finance expense of €12.8 million, compared to a net finance expense of €3.9 million in the first half of 2023. This increase was mainly due to €5.7 million higher interest expenses on loans resulting from the amendment of the Deerfield Management Company and OrbiMed (D&O) loan facility. Additionally foreign exchange losses of €1.7 million were recorded in the first half of 2024 compared to gains of €4.5 million observed in the first half of 2023, primarily related to the development of the USD and GBP exchange rates to the EUR.
Cash Flow and Liquidity
Net cash used in operating activities amounted to €66.3 million in the six months ended June 30, 2024 compared to €65.4 million of cash used in operating activities in the same period of 2023. Cash outflows in the first half of 2024 were largely derived from the operating loss for the period (net of gains from PRV sale) amounting to €56.9 million and from working capital in the amount of €31.2 million, which includes all payments to the Lyme disease clinical program as per the R&D budget agreed between Pfizer and Valneva. In 2023, changes in working capital were higher, mainly related to higher payments to Pfizer in conjunction with the Lyme disease program, reducing the refund liability.
Cash inflows from investing activities amounted to €87.6 million in the six months ended June 30, 2024 compared to cash outflows of €6.6 million in the six months ended June 30, 2023. While both years include outflows from construction activities across production sites in Scotland and Sweden, the sale of the PRV positively impacted 2024 by €90.8 million.
Net cash used in financing activities increased to €16.6 million in the six months ended June 30, 2024 from €9.5 million in the six months ended June 30, 2023, This increase was primarily due to €5.4 million higher interest payments resulting from the increase in the D&O loan facility.
Cash and cash equivalents were €131.4 million as at June 30, 2024, compared to €126.1 million at December 31, 2023.
Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tools. Adjusted EBITDA is defined as earnings (loss) for the period before income tax, finance income/expense, foreign exchange gain/(loss), amortization, depreciation, and impairment (excluding impairment loss of disposal).
A reconciliation of Adjusted EBITDA to operating loss, which is the most directly comparable IFRS measure, is set forth below:

	Six months ended June 30,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	33,976	(35,046)
Add:
Income tax (benefits)/expense	(158)	(3,778)
Total finance income	(787)	(504)
Total finance expense	11,981	8,879
Foreign currency (gain)/loss - net	1,652	(4,517)
Amortization	2,471	3,192
Depreciation	7,024	5,365
Impairment	—	(1,888)
ADJUSTED EBITDA	56,159	(28,297)

11

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
4 Operational and Strategic Outlook 2024
Valneva’s strategy supports its vision to contribute to a world in which no one dies or suffers from a vaccine-preventable disease. This strategy is based on an integrated business model that has allowed the Company to build and advance a portfolio of differentiated clinical and pre-clinical assets as well as grow its commercial business. Valneva is focused on utilizing its proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first-, best- or only-in-class, and commercialization. The Company has strategically entered into partnerships with other well-established pharmaceutical companies to leverage clinical and commercial capabilities and optimize the potential value of select assets. As Valneva advances its late-stage portfolio, it also remains focused on investing in its research and development pipeline in order to develop its earlier stage assets as well as identify new targets and indications where the Company believes it can make a significant difference.
In the second half of 2024, Valneva will focus on the following goals:
•Receive additional marketing authorizations for its chikungunya vaccine IXCHIQ® in the UK and Brazil
•Submit requests for label extension to adolescents to regulatory authorities that have already approved IXCHIQ® in adults
•Continue to ramp-up IXCHIQ® sales in the U.S. and book first sales in Europe and Canada
•Continue to progress the IXCHIQ® Phase 2 pediatric study and prepare the launch of Phase 4 post- marketing studies
•Continue to progress, together with Pfizer, the VALOR Phase 3 study of Lyme disease vaccine candidate VLA15
•Ensure good progress of the Phase 2 clinical trials for Shigella vaccine candidate S4V and continue to progress the Phase 1 study for Zika vaccine candidate VLA1601 and pre-clinical studies for early-stage candidates
•Continue to strengthen Valneva’s ESG (environmental, social, and governance) strategy and initiatives following the creation of ESG committees at the Board of Directors and operational levels
Noting the above, the Company confirms its financial goals for the full year 2024 of total revenues reaching €170 million to €190 million, including:
•€160 million to €180 million of sales driven by growth of Valneva’s proprietary products
•other income of between €100 million and €110 million, reflecting €95 million in proceeds from the PRV sale.
R&D investments are expected between €60 million and €75 million, mostly dedicated to ongoing chikungunya development activities, the Zika Phase 1 clinical trial and advancement of pre-clinical programs.

5 Risk Factors
Valneva considers that the risk factors discussed below are the main risks and uncertainties that the Group may face in the remaining six months of 2024. These risk factors track those in Section 1.5 of the Company’s 2023 Universal Registration Document (Document d’enregistrement universel, or URD) filed with the French Financial Markets Authority (Autorité des Marchés Financiers or AMF) on March 22, 2024 (AMF number D.24-0157), and in the Company’s 2023 annual report on its form 20-F (20-F) filed with the SEC on March 22, 2024. These are not the only risks and uncertainties facing the Group and may also occur in future years. The Company invites investors to review its URD, 20-F and other public disclosure for additional information, including additional risks not discussed below.
Management has established a risk management system in order to monitor and mitigate the risks that are inherent to the Company’s industry or associated with its business. However, the Group remains exposed to significant risks, including the following:
Product development and approval risks. The Group’s R&D activities, and in particular the development of its clinical-stage vaccine candidates, are expensive and time-consuming. The result of these R&D activities is inherently uncertain and delays or failures are possible. In order to continue to develop and commercialize its product candidates, the Group will require regulatory approvals from regulatory agencies, which may be delayed or denied if Valneva cannot demonstrate a favorable safety profile and efficacy of its product candidates, primarily through clinical trial data. Failure to demonstrate such efficacy or safety in clinical trials, delays or failures in development (including clinical trials) or regulatory filings, changes in regulatory requirements, or other adverse events may force the Group to stop development of its product candidates, prevent or delay regulatory approval of its product candidates, or impact its existing products, any of which could materially harm the Group’s business. In particular, the Phase 3 clinical trial of VLA15, Valneva’s Lyme disease vaccine candidate, is currently ongoing, and the success of the trial will depend in part on obtaining the case count necessary to demonstrate effectiveness of VLA15. Additionally, with respect to Valneva’s chikungunya vaccine IXCHIQ®, a marketing authorization application is currently being reviewed by the Brazilian Health Regulatory Agency (ANVISA) to make that vaccine available in certain Low- and Middle-Income Countries, with potential approval expected in 2024. Obtaining this additional marketing authorization is a prerequisite to Valneva being able to conduct the two Phase 4 clinical trials on the product as required by the FDA, and any delay in obtaining, or inability to obtain such regulatory approval from ANVISA would delay or prevent further commercialization of the vaccine and would adversely impact the Group’s business and prospects.
Risks relating to sales of core products. Valneva’s revenues will continue to be substantially dependent upon sales of its historical products, IXIARO® and DUKORAL®, and will also be dependent upon successful commercialization of its chikungunya vaccine, IXCHIQ®.
Sales of these products are necessarily impacted by the strength of the travel industry, and they may be further impacted by other factors, such as market volatility potentially resulting from current armed conflicts or from elections.

12

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Sales of IXIARO® and DUKORAL® will also depend on Valneva's ability to manufacture to meet demand. Sales of IXIARO® in the first half of 2024 were impacted by supply shortages, and numerous factors could contribute to increased demand for a product and to Valneva’s ability to manufacture accordingly.
Further factors may also affect Valneva’s product sales. While the Company makes every effort to support review processes of its marketed products in the best interest of travelers, it cannot be ruled out that changes to existing vaccination recommendations or approved indications may be made by global and local health organizations or health authorities. Vaccination recommendations play an important role in product sales, particularly in the case of new products like IXCHIQ®.
Risks relating to competition. Sales of DUKORAL® may be negatively impacted in Europe and Canada by the launch of the Vaxchora cholera vaccine.
Risks relating to financing. Valneva may need to raise additional capital to complete the development and commercialization of its product candidates and fund certain of its existing manufacturing and other commitments. Such additional financing may be difficult to obtain, on acceptable terms or at all, according to existing or future circumstances of the Company and the financial markets. Additionally, the Company may be unable to meet the minimum revenue and liquidity requirements of the D&O Loan Agreement, which would constitute an event of default and could result in additional costs, as further described in the Company’s annual reports referenced above.
Manufacturing and procurement risks. The Group currently depends on its primary manufacturing facilities in Livingston, Scotland, and Solna, Sweden, for the production of IXIARO®, DUKORAL® and the bulk drug substance of IXCHIQ®. If one of these sites were destroyed or seriously damaged by fire or other events, or if a cybersecurity attack resulted in an unexpected suspension of manufacturing, the Group’s production would be seriously disrupted or impaired, depending on the nature of the event. In such a situation, the Group would no longer be able to produce the vaccines concerned, in sufficient quantities or at all, and to supply its customers or its clinical trial centers, and could therefore suffer considerable losses. The Group could face similar detrimental consequences if the facilities of a key manufacturer, such as IDT Biologika, were damaged or otherwise affected. Numerous measures have been put in place at Valneva to minimize these risks or their impact, including annual quality and safety audits, business continuity plans, on-site storage of critical spare parts, and the establishment of safety stocks for materials used in production. Additionally, the technology transfer to the new Almeida facility in Livingston for the manufacture of IXIARO® and IXCHIQ® is ongoing, and delays or other unforeseen problems in this process would impact the Group’s ability to use this facility and potentially to manufacture sufficient quantities of these products.
The manufacture of biological materials is delicate and complex, and biological material is very vulnerable to contamination, so industrial yields may vary. The Group may experience delays, manufacturing failures or difficulties in its ability to manufacture its vaccines and/or in satisfying market demand, particularly if the growth in market demand is faster than the Group’s ability to adapt to such demand. Supply shortages may result in penalties from regulatory authorities. The Group experienced supply shortages of DUKORAL® and IXIARO® in 2022 and 2023 following faster than expected growth in demand, and the Group also encountered difficulties in supplying the market with IXIARO® in the first half of 2024 due to delays in internal processes.
The manufacture of biological materials is subject to Good Manufacturing Practices and regular inspections by regulatory authorities. Additionally, it is not possible to predict the changes that regulatory authorities may require during the life cycle of a new vaccine. Such changes could be costly and could affect the Group's sales and revenue projections. Failure to comply with Good Manufacturing Practices, Good Distribution Practices or other regulatory requirements could result in potential actions against the Group such as the suspension of review of a regulatory submission and the suspension or revocation of manufacturing or distribution authorizations, and could hinder the supply of products by the Group. The risk of suspension or revocation of manufacturing or distribution authorizations also exists for third parties with whom the Group has entered into manufacturing, supply or distribution agreements. For example, IDT Biologika performs the lyophilization, a key step in the manufacture of IXCHIQ®.
Finally, the Group depends upon third-party manufacturers and contractors for the manufacture and supply of its commercial vaccines and product candidates. If such a third party could no longer provide services or failed to meet requirements, Valneva may not be able to supply one or more of its vaccines for several months, and the development and commercialization of the Company’s products and product candidates may be limited or delayed, either of which would have a material adverse effect on the Group’s business, financial condition, and results of operations.
Risk relating to partnerships. Valneva relies on certain key partners in the development of its products. The Company’s strategic partnership with Pfizer to develop and commercialize Valneva’s Lyme disease vaccine candidate is of critical importance to the Company. If this partnership fails or is terminated for any reason, the Company may be unable to find another partner. In such a case, Valneva would not have sufficient financial resources to complete Phase 3 development of the Lyme disease vaccine candidate alone. Additionally, on August 1, 2024, the Company announced a new partnership with LimmaTech Biologics to develop LimmaTech’s vaccine candidate against shigellosis. The successful implementation of this partnership agreement will be a key focus of the Company in the remainder of 2024, and any failure to partner successfully could have a significant impact on the Company’s development pipeline and costs.
Listed company requirements. As a company listed in France and the United States, Valneva must comply with regulations applicable to listed companies in these jurisdictions, notably including the EU Corporate Sustainability Reporting Directive (CSRD), which imposes significant new reporting obligations for Valneva beginning in 2025. Compliance with existing and anticipated disclosure and other requirements is complex, requires significant time and expense, and may divert the attention of management from other matters, which could negatively impact the Group’s business. The Group will continue to be particularly focused on its compliance efforts for CSRD during the second half of 2024. Additionally, there is a higher risk of shareholder litigation associated with companies listed in the U.S. Such litigation could also divert time, attention, and resources away from the Group’s business. Failing to comply with applicable U.S. regulations or involvement in lawsuits with U.S. investors could have significant consequences for Valneva and could materially impact the Group’s business and results of operations.

13

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Cybersecurity risks. The internal computer and information technology systems of Valneva and its collaborators, service providers and other contractors or consultants are potentially vulnerable to cyber-based attacks and data security breaches that may result in damage to or the interruption or impairment of key business processes, or the loss, exposure or corruption of confidential information, including intellectual property, proprietary business information and personal information, and other similar threats. Valneva has in the past experienced and may in the future experience security breaches of its information technology systems and phishing attacks, and it may be a target of such attacks in the future.
Litigation. Risks associated with litigation are set out in Note 18 to the H1 financial statements (Section III of this report).

6 Related Parties’ Transactions
Due to their significant influence through material transactions and provision of essential technical information Groupe Grimaud La Corbière SAS (Sevremoine - France) and its affiliate Vital Meat SAS are considered as related parties. Bpifrance (Maisons-Alfort - France) is considered as related party with significant influence through a membership in the Company’s Board of Directors.

In the six months ended June 30, 2024, there was no transaction or change in transactions between related parties which materially affected Valneva’s financial position or performance.

14

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
II. STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF YEAR FINANCIAL INFORMATION (PERIOD FROM JANUARY 1 TO JUNE 30, 2024)

This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,
In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:
–the review of the accompanying condensed half-yearly consolidated financial statements of VALNEVA, for the period from January 1 to June 30, 2024;
–the verification of the information presented in the half-yearly management report.
These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
I. Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France. A review of half-yearly financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, standard of the IFRSs as adopted by the European Union applicable to half-yearly financial information.
II. Specific verification
We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Paris-La-Défense, August 12, 2024
The Statutory Auditors
French original signed by

PricewaterhouseCoopers Audit	Deloitte & Associés

Philippe T Nguyen	Didier Obrecht Jean Baptiste Barras

15

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
III. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2024
1 Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income
Unaudited Interim Condensed Consolidated Statement of Profit or Loss

		Six months ended June 30,
in € thousand	Note	2024	2023
Product sales	5.5	68,279	69,665
Other revenues	5.5	2,534	4,078
REVENUES		70,813	73,743
Cost of goods and services	5.6	(45,628)	(53,838)
Research and development expenses	5.6	(29,683)	(25,978)
Marketing and distribution expenses	5.6	(23,181)	(20,009)
General and administrative expenses	5.6	(22,847)	(22,899)
Gain from sale of Priority Review Voucher, net	5.7	90,833	—
Other income and expenses, net	5.7	6,357	14,015
OPERATING PROFIT/(LOSS)		46,663	(34,966)
Finance income	5.8	787	504
Finance expenses	5.8	(11,981)	(8,879)
Foreign exchange gain/(loss), net	5.8	(1,652)	4,517
PROFIT/(LOSS) BEFORE INCOME TAX		33,818	(38,824)
Income tax benefit/(expense)		158	3,778
PROFIT/(LOSS) FOR THE PERIOD		33,976	(35,046)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic		0.25	(0.25)
Diluted		0.24	(0.25)
The accompanying Notes form an integral part of these unaudited interim consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30,
in € thousand	Note	2024	2023
PROFIT/(LOSS) FOR THE PERIOD		33,976	(35,046)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences		(369)	2,735
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(10)	(8)
Other comprehensive income/(loss) for the period, net of tax		(379)	2,727
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		33,596	(32,318)
The accompanying Notes form an integral part of these unaudited interim consolidated financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
2 Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	Note	June 30, 2024	December 31, 2023
ASSETS
Non-current assets		197,417	197,238
Intangible assets		24,190	25,567
Right of use assets		19,068	20,392
Property, plant and equipment		137,447	136,198
Deferred tax assets		7,663	6,592
Other non-current assets		9,049	8,490
Current assets		269,152	262,824
Inventories	5.10	48,867	44,466
Trade receivables	5.11	30,519	41,645
Other current assets		58,354	50,633
Cash and cash equivalents	5.12	131,413	126,080
TOTAL ASSETS		466,569	460,062
EQUITY
Share capital		20,892	20,837
Share premium		593,948	594,003
Other reserves		69,144	65,088
Retained earnings/(Accumulated deficit)		(551,682)	(450,253)
Profit/(Loss) for the period		33,976	(101,429)
TOTAL EQUITY		166,278	128,247
LIABILITIES
Non-current liabilities		197,803	172,952
Borrowings	5.13	160,549	132,768
Lease liabilities		26,528	29,090
Refund liabilities	5.16	6,396	6,303
Provisions		562	1,074
Deferred tax liabilities		3,744	3,638
Other liabilities		23	79
Current liabilities		102,488	158,863
Borrowings	5.13	19,867	44,079
Trade payables and accruals	5.14	32,650	44,303
Income tax liability		151	632
Tax and Employee-related liabilities		17,334	16,209
Lease liabilities		2,691	2,879
Contract liabilities	5.15	5,299	5,697
Refund liabilities	5.16	17,165	33,637
Provisions		6,962	10,835
Other liabilities		370	592
TOTAL LIABILITIES		300,291	331,815
TOTAL EQUITY AND LIABILITIES		466,569	460,062
The accompanying Notes form an integral part of these unaudited interim consolidated financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
3 Unaudited Interim Condensed Consolidated Statement of Cash Flows

		Six months ended June 30,
in € thousand	Note	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		33,976	(35,046)
Gain from sale of Priority Review Voucher, net		(90,833)	—
Adjustments for non-cash transactions	5.17.1	23,973	12,764
Changes in non-current operating assets and liabilities	5.17.1	(1,117)	279
Changes in working capital	5.17.1	(31,153)	(42,787)
Cash generated/(used) in operations	5.17.1	(65,154)	(64,789)
Income tax paid		(1,106)	(643)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(66,261)	(65,432)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(4,104)	(7,164)
Proceeds from sale of property, plant and equipment		172	42
Purchases of intangible assets		(79)	(12)
Proceeds from sale of Priority Review Voucher		90,833	—
Interest received		787	504
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		87,608	(6,631)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions		—	(285)
Proceeds from borrowings, net of transaction costs	5.13	(944)	—
Repayment of borrowings	5.13	(2,782)	(2,097)
Payment of lease liabilities		(2,136)	(1,740)
Interest paid		(10,727)	(5,353)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES		(16,589)	(9,476)

NET CHANGE IN CASH AND CASH EQUIVALENTS		4,759	(81,539)
Cash and cash equivalents at beginning of the year	5.12	126,080	286,532
Exchange gains/(losses) on cash		575	(582)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		131,413	204,411
The accompanying Notes form an integral part of these unaudited interim consolidated financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
4 Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	(379)	—	33,976	33,596
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	4,435	—	—	4,435
Exercises	55	(55)	—	—	—	—
BALANCE AS AT JUNE 30, 2024	20,892	593,948	69,144	(551,682)	33,976	166,278

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023	20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)	—	—	2,727	—	(35,046)	(32,318)
Income appropriation	—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	—	—	3,232	—	—	3,232
Exercises	79	(82)	—	—	—	(3)
BALANCE AS AT JUNE 30, 2023	20,834	593,960	61,211	(450,253)	(35,046)	190,707

The accompanying Notes form an integral part of these unaudited interim consolidated financial statements.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
5 Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1	General information
1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs.
The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. The Group has a strong track record of advancing multiple vaccines from early R&D to approval.
Valneva currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.
As at June 30, 2024, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
▪DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli; and
▪IXCHIQ, Valneva’s single-shot chikungunya vaccine, approved by the U.S. Food & Drug Administration (FDA), the European Medicines Agency (EMA) and by Health Canada.
The Company is registered at 6 rue Alain Bombard, 44800 Saint-Herblain, France. Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and around 700 employees worldwide.
Valneva SE is a public company listed on the Euronext Paris (symbol: VLA) and on the The Nasdaq Global Select Market (symbol: VALN).
Significant events of the period and significant agreements
Sale of Priority Review Voucher for $103 million
The Company sold the Priority Review Voucher (PRV) it received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the U.S. FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine against the chikungunya virus (CHIKV). With this approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need.
Valneva will invest proceeds from the sale of the PRV into its R&D projects, including the co-development of its Phase 3 vaccine candidate against Lyme disease, additional clinical trials for its chikungunya vaccine IXCHIQ and the expansion of the Company’s clinical pipeline.
Amendment of the D&O Loan Agreement
On March 18, 2024, Valneva signed an amendment to its loan agreement (the D&O Loan Agreement) with U.S. Healthcare funds Deerfield Management Company and OrbiMed.
Reimbursements of the first $100 million tranche will now start in January 2026 instead of July 2024. Maturity of this first tranche will remain in the first quarter of 2027. The interest-only period has been extended by 18 months. The terms of the second $100 million tranche remain unchanged.
1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			June 30, 2024	December 31, 2023
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Saint-Herblain (Nantes, France) includes general and administrative functions as well as research and development facilities. Valneva SE also has a site in Lyon which operates commercial activities.
Vaccines Holdings Sweden AB (Solna, Sweden) is the holding company of Valneva Sweden AB, also located in

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO and third-party products such as Moskito Guard and other vaccines in the Nordic countries.
Valneva Austria GmbH (Vienna, Austria) focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL and third-party products such as FLUCELVAX TETRA, FLUAD, Moskito Guard, Rabipur/RabAvert and Encepur.
Valneva Canada Inc., located in Kirkland, Canada, commercializes IXIARO, DUKORAL and third-party products such as KAMRAB and Rabipur.
Valneva France SAS (Lyon, France) commercializes IXIARO, DUKORAL and third-party products such as PreHevbri, Rabipur and Encepur.
Valneva Scotland Ltd. (Livingston, Scotland, United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ.
Valneva UK Ltd. (Fleet, England, United Kingdom) commercializes DUKORAL, IXIARO and third-party products such as PreHevbri, Rabipur in the United Kingdom.
Valneva USA, Inc. (Bethesda, Maryland, USA) focuses on the commercialization of IXIARO and IXCHIQ to the U.S. military and the U.S. private market.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the administration and research building used by Valneva Austria GmbH.

Note 2	Summary of significant accounting policies
The principal accounting policies applied in preparing these interim consolidated financial statements are outlined below. These policies have been consistently applied to all years presented to date.
2.1    Basis of preparation
The unaudited interim condensed consolidated financial statements as at June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the IASB authorizing the presentation of selected explanatory notes.
In consequence, these interim consolidated financial statements must be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2023.
The preparation of financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgement in applying its accounting policies.
The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
The unaudited interim condensed consolidated financial statements of the Company were adopted by the Board of Directors after review by the Audit, Compliance and Risk Committee.
2.2    Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB and adopted by the European Union whose application has been mandatory since January 1, 2024

New standards and interpretations adopted by the Group		Effective date	Effects
IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants	January 1, 2024	none
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024	none
IAS 7 & IFRS 7	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	January 1, 2024	none
The interpretations listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect for early application of the following new standards, amendments and interpretations which were issued but not mandatory as at January 1, 2024.

New standards, Interpretations and Amendments		Effective date	Effects
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
The Group has not adopted any of the above standards, interpretations or amendments that have been issued, but are not yet effective. Such standards are not currently expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions, except for IFRS 18 for which the Group is currently assessing the impact in future reporting periods.

Note 3	Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.
The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Although it is difficult to predict future liquidity requirements, the Group believes that its existing cash and cash equivalents will be sufficient to fund its operations through at least 12 months after publication of this report.
No additional key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year have been added to those reported as of December 31, 2023.

Note 4	Segment information
The Executive Committee, as the Company’s chief operating decision maker (CDM), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The Executive Committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format.
As a consequence, the Group changed its internal reporting process as at January 1, 2023 to present a single operating segment instead of the previously disclosed product-based segments.

Note 5	Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Six months ended June 30,
in € thousand	2024	2023
Product sales	68,279	69,665
Other revenues from contracts with customers	1,847	3,710
Other non-IFRS 15 revenue	687	368
REVENUES	70,813	73,743

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Six months ended June 30,
in € thousand	2024	2023
IXIARO	41,891	30,288
DUKORAL	14,945	17,140
Third party products	10,490	16,545
IXCHIQ	952	—
COVID VLA2001	—	5,691
PRODUCT SALES	68,279	69,665
IXCHIQ (1)	(420)	1,628
Services related to clinical trial material	—	1,396
Others	2,267	686
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	1,847	3,710
Other non-IFRS 15 revenue	687	368
REVENUES	70,813	73,743
(1) Revenues from these products were derived from contractual arrangements in connection with clinical trials and do not represent product sales.

In the six months ended June 30, 2024 product sales revenues were down by €1.4 million compared to the same period in 2023. Excluding last COVID VLA2001 sales in 2023, product sales increased by €4.3 million or 7% due to favorable sales in IXIARO.
IXIARO/JESPECT sales showed a 38% increase in sales, which was primarily the result of the U.S. Military returning to a more regular supply pattern in 2024 while no sales to the Department of Defense (DoD) were recorded in the first half of 2023. Foreign currency movements had no impact on product sales compared to the first half of 2023.

DUKORAL sales in the six months ended June 30, 2024 were 13% lower compared to the same period of 2023. This decrease is coming from lower volumes sold in most markets, as the sales in the first half of 2023 were positively impacted by customers rebuilding inventory, This was partly offset by effects from price increases. Foreign currency fluctuations had an immaterial impact on DUKORAL sales.
The first IXCHIQ product sales were recorded in the six months ended June 30, 2024, following the adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control and Prevention (CDC) in March 2024. Due to the limited shelf life of initial launch volumes and return rights granted to the U.S. distribution partners, revenue recognition was restricted only to doses sold by distributors.
Third Party product sales recorded a 37% decrease, which was mainly driven by lower sales of Rabipur/RabAvert and Encepur under the distribution agreement with Bavarian Nordic, following supply shortages primarily in the first quarter of 2024.
Other revenues, including revenues from collaborations, licensing and services amounted to €1.8 million in the six months ended June 30, 2024 compared to €3.7 million in the six months ended June 30, 2023 with the reduction mainly resulting from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan.
Sales channels for product sales
Products are sold via the following sales channels:

	Six months ended June 30,
in € thousand	2024	2023
Direct product sales	57,423	50,879
Indirect product sales (Sales through distributors)	10,856	18,786
TOTAL PRODUCT SALES	68,279	69,665

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Six months ended June 30,
in € thousand	2024	2023
United States	20,137	8,299
Canada	16,034	15,374
Germany	7,611	9,977
Nordics	6,502	6,176
Austria	5,873	5,645
United Kingdom	5,554	9,536
France	2,955	2,753
Other Europe	4,048	6,111
Rest of World	2,099	9,872
REVENUE TOTAL	70,813	73,743
Nordics includes Finland, Denmark, Norway and Sweden
In the six months ended June 30, 2024, total revenues were down €2.9 million in comparison to the same period in 2023. Revenues from the United States and Canada positively contributed to this result. Sales to the U.S. military organizations increased considerably, being primarily the result of the U.S. Military returning to a more regular supply pattern in 2024 while no sales to the Department of Defense (DoD) were recorded in the first half of 2023. On the other hand sales in Europe decreased, mostly as a result of supply constraints.

Note 6	Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

	Six months ended June 30,
in € thousand	2024	2023
Consulting and other purchased services	31,309	35,442
Cost of services and change in inventory	4,147	7,843
Employee benefit expense other than share-based compensation	40,956	39,028
Share-based compensation expense	3,770	3,028
Raw materials and consumables used	7,802	8,611
Depreciation and amortization and impairment	9,496	6,669
Building and energy costs	6,048	6,210
Supply, office and IT costs	3,694	4,892
License fees and royalties	1,816	1,971
Advertising costs	6,979	4,159
Warehousing and distribution costs	1,743	1,826
Travel and transportation costs	1,847	1,128
Other expenses	1,733	1,915
OPERATING EXPENSES	121,339	122,723
The operating expenses in the six months ended June 30, 2024 amounted to €121.3 million, showing a slight decrease compared to the €122.7 million in the six months ended June 30, 2023.
Expenses for “cost of services and change in inventory” decreased in 2024 by €3.7 million mostly due to lower level of sales.
Expenses for “consulting and other purchased services” reduced by €4.1 million in the six months ended June 30, 2024, as the comparison period of 2023 included higher service fees for clinical studies related to research and development of the Zika vaccine candidate. Additionally the decrease was driven by lower spend on Valneva’s COVID-19 vaccine.
“Employee benefit expenses other than share-based compensation” increased by €1.9 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 because of inflation-related higher salaries and social security contributions. The “share-based compensation expense” showed an increase of €0.7 million from an additional stock option program granted in December 2023.
During the six months ended June 30, 2024, the Group had an average of 695 employees (Half Year 2023: 702 employees).
The increase of “advertising costs” by €2.8 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is driven by the launch of IXCHIQ.

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

Note 7	Other income/(expenses), net
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus.
The net gain from the sale of the PRV amounted to €90.8 million, This includes expenses in the amount of €4.2 million which refer to transaction fees as well as to expenses in connection with contractual payment obligations related to the PRV sale.
Remaining other income/(expenses), net
The remaining other income and expenses, net include the following:

	Six months ended June 30,
in € thousand	2024	2023
Research and development tax credit	3,610	4,955
Grant income	1,822	9,946
Gain/(loss) on disposal of fixed assets and intangible assets, net	48	(73)
Gain/(loss) from revaluation of lease agreements	723	64
Taxes, duties, fees, charges, other than income tax	(171)	(353)
Miscellaneous income/(expenses), net	324	(525)
OTHER INCOME AND EXPENSES, NET	6,357	14,015

The other operating income and expenses, net decreased by €7.7 million, or 55%, to €6.4 million for the six months ended June 30, 2024 primarily due to lower grant income.
The research and development tax credit in Austria reduced by €1.3 million due to a lower eligible expense base compared to the same period of 2023.
In the six months ended June 30, 2023, the Group recognized a grant income from Scottish Enterprise, Scotland’s national economic development agency, of
€8.7 million, while in the six months ended June 30, 2024, the amount recognized was €1.8 million.
The gain from revaluation of lease agreements came from the termination of a lease for a plant building in Livingston, Scotland, which was no longer in use.
In 2023, a loss of €1.4 million from the divestment of the CTM Unit in Solna (Sweden) was included in the miscellaneous income/(expenses), net.

Note 8	Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Six months ended June 30,
in € thousand	2024	2023
FINANCE INCOME
Interest income from other parties	787	504
TOTAL FINANCE INCOME	787	504
FINANCE EXPENSES
Interest expense on loans	(11,296)	(5,623)
Interest expense on refund liabilities	(266)	(2,615)
Interest expenses on lease liabilities	(418)	(619)
Other interest expense	(2)	(22)
TOTAL FINANCE EXPENSES	(11,981)	(8,879)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(1,652)	4,517
FINANCE INCOME/(EXPENSES), NET	(12,845)	(3,858)

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Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
The increase in interest expense on loans is mainly due to the 85% increase in Valneva's average loan volume in the first half of 2024 compared to the same period in 2023. During the second half of 2023, additional tranches of the D&O Loan Agreement were added and drawn. For further details, see Note 13.
The interest expense on refund liabilities for the six months ended June 30, 2023 of €2.6 million was mainly caused by accumulated payment deferrals related to the Pfizer agreement. The interest expense on refund liabilities for the six months ended June 30, 2024 decreased to
€0.3 million due to the significant payments made to Pfizer during the second half of 2023 and the first half of 2024. Please refer to Note 16 for more information on the refund liability balances.
The foreign exchange losses in the six months ended June 30, 2024 are primarily driven by non-cash revaluation results of USD denominated liabilities as the USD appreciated against the EUR by more than 3% in 2024. A contrary movement of the USD/EUR rate could be observed in 2023.

Note 9	Impairment testing
At the end of each reporting period Valneva assesses whether there is any indication that an asset may be impaired. Indicators for the necessity of an impairment test are, among others, actual or expected declines in sales or margins and significant changes in the economic environment with an adverse effect on Valneva’s business. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
As at June 30, 2024, no triggering event was identified and no impairment testing procedures were performed.
The cumulative impairments amounted to €17.1 million as of the period-end (December 31, 2023: €18.4 million). Besides currency revaluation effects, an impairment on a right-of-use for a building in the amount of €1.0 million was released due to contract termination for a plant building in Livingston, Scotland.
The total impairments divide into €4.4 million (December 31, 2023: €4.4 million) for leasehold improvements, €9.6 million (December 31, 2023: €9.8 million) for manufacturing equipment and €3.1 million (December 31, 2023: €4.2 million) for right of use assets.

Note 10	Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual and standard costs. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

in € thousand	June 30, 2024	December 31, 2023
Raw materials	28,615	35,379
Work in progress	32,117	38,094
Finished goods	20,613	12,968
Purchased goods (third party products)	2,298	3,626
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	83,642	90,067
Less: write-down provision	(34,776)	(45,601)
INVENTORIES	48,867	44,466
As of June 30, 2024 the decrease in gross amounts of inventories before write-down is primarily related to the decrease in the inventory of raw materials and work in progress, partially offset by the increase in the finished goods IXCHIQ and DUKORAL.
The total write-down provision on inventory amounts to €34.8 million as of June 30, 2024 (December 31, 2023: €45.6 million).
The decrease in the write-down provision compared to prior year is mainly attributable to the scrapping of COVID VLA2001 following the suspension of manufacturing of the product in 2022. All raw material and work in progress related to COVID VLA2001 which could not be repurposed and used for other products was already written down during prior years.

26

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
Write-down provisions related to the inventory categories as follows:

in € thousand	June 30, 2024	December 31, 2023
Raw materials	22,217	28,158
Work in progress	10,151	15,177
Finished goods	1,696	1,524
Purchased goods (third party products)	712	743
TOTAL WRITE-DOWN PROVISION	34,776	45,601
As at June 30, 2024, €18.8 million of the write-down provisions were attributable to COVID VLA2001 (December 31, 2023: €31.2 million), of which €18.8 million related to the raw materials (December 31, 2023: €26.6 million).
As at June 30, 2024, the remaining write-down provision of €13.6 million in raw materials and work in progress relate to Valneva's commercialized vaccines IXIARO, DUKORAL and IXCHIQ (December 31, 2023: €12.2 million).
As at June 30, 2024, the write down provision for finished goods for Valneva's commercialized vaccines IXIARO and IXCHIQ based on sales expectations and limited shelf life of the products amounts to €1.7 million (December 31, 2023: €1.5 million).
A slight decrease in the provision for third party products was visible as at June 30, 2024 (December 31, 2023: €0.7 million).

Note 11	Trade receivables
Trade receivables are initially recognized at fair value. The carrying amount of trade receivables is reduced through an allowance for doubtful account. When a trade receivable is considered uncollectible, it is written off against this allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the profit or loss.

Trade receivables include the following:

in € thousand	June 30, 2024	December 31, 2023
Trade receivables	30,587	41,714
Less: loss allowance of receivables	(68)	(69)
TRADE RECEIVABLES, NET	30,519	41,645
In 2024 and 2023, no material impairment losses were recognized.
As at June 30, 2024, the amount of trade receivables past due (which is defined as being more than 30 days late) reached €0.8 million (December 31, 2023: €4.5 million).
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
As at June 30, 2024, trade receivables included €30.5 million (December 31, 2023: €41.6 million) of receivables from contracts with customers.

Note 12	Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

in € thousand	June 30, 2024	December 31, 2023
Cash in hand	7	9
Cash at bank	131,406	126,070
CASH AND CASH EQUIVALENTS	131,413	126,080
In 2024, the minimum liquidity requirement for the Group according to the D&O Loan Agreement (see Note 13.1) is €35.0 million.

27

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

Note 13	Borrowings
Borrowings are initially recognized at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Borrowings of the Group at period-end include the following:

in € thousand	June 30, 2024	December 31, 2023
NON-CURRENT
Debentures and other loans	160,549	132,768
CURRENT
Debentures and other loans	19,867	44,079
TOTAL BORROWINGS	180,415	176,847
As of June 30, 2024, the carrying amount of bank borrowings and other loans was €180.4 million. Of this, €173.5 million related to the D&O Loan Agreement.
Other borrowings related to financing of research and development expenses included the CIR (research and development tax credit in France) of €3.6 million (December 31, 2023: €3.6 million) and the CEPI loan in the amount of €3.3 million (December 31, 2023: €5.7 million), which relates to advanced payments received which are expected to be paid back in the future.

The maturity of the borrowings is as follows:

in € thousand	June 30, 2024	December 31, 2023
Between 1 and 3 years	122,697	62,378
Between 3 and 5 years	37,852	70,390
NON-CURRENT BORROWINGS	160,549	132,768
Current borrowings	19,867	44,079
TOTAL BORROWINGS	180,415	176,847
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

in € thousand	June 30, 2024	December 31, 2023
Borrowings denominated in EUR	3,592	3,581
Borrowings denominated in USD	176,824	173,266
TOTAL BORROWINGS	180,415	176,847

13.1    Other loans
As at June 30, 2024, a total of $200.0 million have been drawn under the D&O Loan Agreement. The book value of the loan amounts to $185.7 million (€173.5 million). Following amendments to the D&O Loan Agreement, most recently in March 2024, the interest-only period on the initial $100.0 million (€93.4 million) tranche extends until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The interest rate on the new debt remains unchanged at 9.95%, translating into an effective interest rate for the first draw of 14.17% and for the second draw of 13.47% as of June 30, 2024. Transaction costs amounting to €0.9 million have been deducted from the loan proceeds received. The net present value of the modified loan was less than 10% different from the previous net present value of the loan, therefore the modification is not treated as an extinguishment under IFRS 9.
The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The minimum liquidity requirement is €35.0 million for 2024. The twelve-month rolling minimum revenue requirement of €115.0 million is effective for 2024. The Group does not expect these limitations to affect its ability to meet its cash obligations.

28

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
The D&O Loan Agreement is included in the balance sheet item “Borrowings” and developed as follows:

in € thousand	June 30, 2024	December 31, 2023
BALANCE AS AT JANUARY 1	167,520	89,182
Proceeds of issue	—	91,111
Transaction costs	(944)	(11,198)
Accrued interest	10,152	12,942
Payment of interest	(9,351)	(11,022)
Exchange rate difference	6,137	(3,494)
BALANCE AS AT CLOSING DATE	173,515	167,520
Less: non-current portion	(154,616)	(127,119)
CURRENT PORTION	18,899	40,401
13.2    Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. In the six months ended June 30, 2024, the resulting calculations revealed no material difference between the carrying amount and the fair value.

Note 14	Trade payables and accruals
Trade payables and accruals include the following:

in € thousand	June 30, 2024	December 31, 2023
Trade payables	8,526	17,564
Accrued expenses	24,124	26,739
TOTAL	32,650	44,303
Less non-current portion	—	—
CURRENT PORTION	32,650	44,303
The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. All trade payables and accruals are current.

Note 15	Contract liabilities
A contract liability has to be recognized when the customer already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.

Development of contract liabilities is presented in the table below:

in € thousand	2024	2023
BALANCE AS AT JANUARY 1	5,697	9,411
Revenue recognition	(104)	(4,394)
Redemption	(411)	—
Addition	—	1,870
Other releases	—	(1,032)
Exchange rate differences	117	(159)
BALANCE AS AT CLOSING DATE	5,299	5,697
Less non-current portion	—	—
CURRENT PORTION	5,299	5,697
As at June 30, 2024, from the total of €5.3 million, an amount of €4.4 million is connected to the US distributor agreements (December 31, 2023: €4.7 million). In the six months ended June 30, 2024. The redemption of €0.4 million relates to these contracts, which cover an obligation to replace vaccine doses.
In the six months ended June 30, 2023, revenue recognition in the amount of €3.8 million came from the Advanced Purchase Agreement (APA) for VLA2001 with the Kingdom of Bahrain. The other releases of €1.0 million are from the divestment of Valneva’s CTM Unit in Solna as of July 1, 2023.

29

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

Note 16	Refund liabilities
A refund liability has to be recognized when the customer already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in the future.

Development of refund liabilities during the period is presented below:

in € thousand	June 30, 2024	December 31, 2023
BALANCE AS AT JANUARY 1	39,941	143,085
Additions	1,271	465
Payments	(50)	(352)
Other releases	(18,922)	(108,542)
Revenue recognition	—	(40)
Interest expense capitalized	266	8,419
Exchange rate difference	1,056	(3,095)
BALANCE AS AT CLOSING DATE	23,561	39,941
Less non-current portion	(6,396)	(6,303)
CURRENT PORTION	17,165	33,637
As at June 30, 2024, from the total of €23.6 million, an amount of €15.8 million is connected to the Collaboration and License Agreement with Pfizer. In the first half of 2024 payments were made in connection with the terms and schedule of the Pfizer Collaboration and License Agreement, disclosed under other releases.
Refund liabilities of €6.6 million (of which €6.4 million is non-current) relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019.
As at December 31, 2023, €33.1 million stem from the collaboration with Pfizer and €6.5 million (of which €6.3 million was non-current) were connected to the expected payment to GSK. The other releases in the period ended December 31, 2023 relate largely to payments made in the period in connection with the terms of the Pfizer Collaboration and License Agreement.

30

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

Note 17	Cash flow information
The following table shows the adjustments to reconcile profit/(loss) to cash generated/(used) from operations:

	Six months ended June 30,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	33,976	(35,046)

Gain from sale of Priority Review Voucher, net	(90,833)	—
Adjustments for non-cash transactions:
Depreciation and amortization	9,496	8,557
Write-off / impairment fixed assets/intangibles	—	(1,888)
Share-based compensation expense	3,770	2,192
Income tax expense/(income)	(158)	(3,778)
(Profit)/loss from disposal of property, plant, equipment and intangible assets	(48)	41
Provision for employer contribution costs on share-based compensation plans	(1,442)	(440)
Other non-cash (income)/expense	1,161	(294)
Interest income	(787)	(504)
Interest expense	11,981	8,879
Total adjustments for non-cash transactions	23,973	12,764

Changes in non-current operating assets and liabilities (excluding the effects of acquisition and consolidation):
Other non-current assets	(558)	365
Long term refund liabilities	93	(16)
Other non-current liabilities and provisions	(652)	(70)
Total changes in non-current operating assets and liabilities	(1,117)	279

Changes in working capital (excluding the effects of acquisition and exchange rate differences on consolidation):
Inventory	(3,331)	1,724
Trade and other receivables	3,745	2,872
Contract liabilities	(560)	2,346
Refund liabilities	(16,749)	(57,448)
Trade and other payables and provisions	(14,258)	7,720
Total changes in working capital	(31,153)	(42,787)
CASH GENERATED/(USED) IN OPERATIONS	(65,154)	(64,789)

Note 18	Contingencies and litigations
Following the merger between the companies Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings before the Commercial Court of Vienna to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used in the merger.
In October 2021, Valneva received an opinion from a court-appointed expert with respect to the exchange ratio. The expert confirmed the prior calculation used but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. The expert provided a supplemental opinion in April 2022, and the judicial committee in charge of the proceedings gave its opinion to the Commercial Court of Vienna in April 2023.
Nonetheless, the final outcome will depend on the court’s position on specific legal points and the Court has not made a decision yet. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2023: €5.2 million).

31

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE

Note 19	Related-party transactions
In the six months ended June 30, 2024, there have been no changes to related parties. Due to their significant influence through material transactions and provision of essential technical information Groupe Grimaud La Corbière SAS (Sevremoine - France) and its affiliate Vital Meat SAS are considered as related parties.
Bpifrance (Maisons-Alfort - France) is considered as a related party with a significant influence through a membership in the Company’s Board of Directors.
Since the transition to a one-tier governance model, the key management consists of the Board of Directors as well as the Executive Committee while in 2023, it included the Management Board and the Supervisory Board.
Rendering of services
Transactions with related parties are carried out similar to those of the market and were not material during the six months ended June 30, 2024.
Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research Tax Credits for 2020, 2021 and 2022 from Bpifrance. The total amount borrowed from Bpifrance is €3.5 million on which Valneva pays interest.
No material transactions were carried out during the period with the key management.
Key management compensation
In the six months ended June 30, 2024, the aggregate compensation of key management amounted to €3.5 million (in the six months ended June 30, 2023: €1.5 million) and represents mostly salaries and share based payment expenses.

Note 20	Events after the reporting period
Valneva expands partnership with CEPI
On July 22, 2024 Valneva announced that it has expanded the partnership with the Coalition for Epidemic Preparedness Innovations (CEPI) to support broader access to the world’s first chikungunya vaccine, IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents and pregnant women. CEPI will provide Valneva up to $41.3 million of additional funding over the next five years, with support from the European Union’s (EU) Horizon Europe program.
The project will help generate additional data to potentially support extended IXCHIQ labels in chikungunya-endemic countries and vulnerable populations at risk of being infected with this debilitating mosquito-borne disease.
The expanded partnership strengthens an earlier agreement, which awarded Valneva $24.6 million in CEPI-EU funding to develop, manufacture, and market its single-shot vaccine in certain LMICs affected by chikungunya. Under this initial agreement, Valneva partnered with Brazil’s Instituto Butantan in 2021 and conducted an adolescent clinical trial in Brazil to support licensure of the vaccine in this country.

Strategic Partnership with LimmaTech for development of Shigella vaccine
On August 1, 2024 Valneva announced that it has entered into a strategic partnership with LimmaTech Biologics AG (Schlieren, Switzerland), a clinical-stage biotech company developing vaccines for the prevention of life-threatening diseases.
This includes an exclusive licensing agreement for the development, manufacturing and commercialization of Shigella4V (S4V), a tetravalent bioconjugate vaccine candidate against shigellosis.
Under the terms of the agreement with Valneva, LimmaTech will receive an upfront payment of €10 million and be eligible to receive additional regulatory, development and sales-based milestone payments as well as low double-digit royalties on sales.
LimmaTech will be responsible for conducting a Phase 2 Controlled Human Infection Model (CHIM) and a Phase 2 pediatric study in LMICs. Both clinical trials are expected to begin in the second half of 2024. Valneva will assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for its commercialization worldwide if approved.

32

Unaudited interim condensed consolidated financial statements as at June 30, 2024
Valneva SE
III. RESPONSIBILITY STATEMENT
We hereby declare that to the best of our knowledge, the condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with applicable accounting standards and present a fair view of the assets, liabilities, financial position and results of the Company and all companies included in the scope of consolidation, and that the half-
year management report attached hereto fairly presents all major events during the first six months of the year, their impact on the accounts, and the main transactions between related parties, and that it provides a description of the main risks and uncertainties for the remaining six months of the year.

August 13, 2024

Thomas Lingelbach Chief Executive Officer (Directeur Général)	Peter Bühler Chief Financial Officer

33

A EUROPEAN COMPANY (SOCIETAS
EUROPAEA) WITH A BOARD OF DIRECTORS
Registered Office;
6 rue Alain Bombard, 44800 Saint-Herblain (France)
Nantes Trade and Companies Registry (R.C.S.)
No. 422 497 560